DELTA MUTUAL, INC.
14362 North Frank Lloyd Wright Blvd., Suite 1103
Scottsdale, AZ 85260

December 28, 2010

Securities and Exchange Commission
Washington, D.C. 20549

RE:	Delta Mutual, Inc.
SEC Comment Letter dated December 21, 2010
Form 10-K/A for the year ended December 31, 2009
Filed July 21, 2010
Form 10-Q for the fiscal quarter ended September 30, 2010
File No. 000-30563

Dear Sir/Madam:

Delta Mutual, Inc. (the “Company”) on December 27, 2010 requested a an extension until January 31, 2011 to reply to your comment letter dated December 21, 2010 (“Comment Letter”), on the captioned filings under the Securities Exchange Act of 1934, as amended.

This is to confirm that the Company has agreed in discussions with the Commission staff to an extension to January 21, 2011 of the response date for the Comment Letter, with the ability of the Company to request additional time to respond if it is unable to complete its response by this extension date.

Sincerely,

/s/ Daniel Peralta

Daniel Peralta
Chief Executive Officer
Delta Mutual, Inc.